UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Wayfair Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

94419L101

(CUSIP Number)

Great Hill Partners, L.P.

Attn: John S. Dwyer

200 Clarendon Street, 29th Floor,

Boston, MA 02116
(617) 790-9400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 8, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94419L101	13D	Page 1 of 15 pages

1		Names of Reporting Persons Great Hill Investors, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,008
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,008
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 2,008
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) Less than 0.1%
14		Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 94419L101	13D	Page 2 of 15 pages

1		Names of Reporting Persons Great Hill Equity Partners VII, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 483,833
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 483,833
11		Aggregate Amount Beneficially Owned by Each Reporting Person 483,833
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.7%
14		Type of Reporting Person PN

CUSIP No. 94419L101	13D	Page 3 of 15 pages

1		Names of Reporting Persons Great Hill Equity Partners VII-Pref, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 154,122
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 154,122
11		Aggregate Amount Beneficially Owned by Each Reporting Person 154,122
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.2%
14		Type of Reporting Person PN

CUSIP No. 94419L101	13D	Page 4 of 15 pages

1		Names of Reporting Persons Great Hill Equity Partners VII PV, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 65,191
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 65,191
11		Aggregate Amount Beneficially Owned by Each Reporting Person 65,191
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.1%
14		Type of Reporting Person PN

CUSIP No. 94419L101	13D	Page 5 of 15 pages

1		Names of Reporting Persons Great Hill Equity Partners VII-Pref PV, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 124,356
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,356
11		Aggregate Amount Beneficially Owned by Each Reporting Person 124,356
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 0.2%
14		Type of Reporting Person PN

CUSIP No. 94419L101	13D	Page 6 of 15 pages

1		Names of Reporting Persons GHEP VII Aggregator, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 3,448,276
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,448,276
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,448,276
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 4.9%
14		Type of Reporting Person PN

CUSIP No. 94419L101	13D	Page 7 of 15 pages

1		Names of Reporting Persons Great Hill Partners GP VII, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,275,778
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,275,778
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,275,778
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 6.0%
14		Type of Reporting Person PN

CUSIP No. 94419L101	13D	Page 8 of 15 pages

1		Names of Reporting Persons GHP VII, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 4,275,778
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,275,778
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,275,778
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 6.0%
14		Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 94419L101	13D	Page 9 of 15 pages

Item 1.                           Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A common stock (the “Common Stock”) of Wayfair Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 4 Copley Place, Boston, MA 02116.

Item 2.                            Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Great Hill Investors, LLC (“GHI”),

Great Hill Equity Partners VII, L.P. (“GHEP VII”),

Great Hill Equity Partners VII-Pref, L.P. (“GHEP VII-Pref”),

Great Hill Equity Partners VII PV, L.P. (“GHEP VII PV”),

Great Hill Equity Partners VII-Pref PV, L.P. (“GHEP VII-Pref PV”),

GHEP VII Aggregator, L.P. (“GHEP VII Aggregator” and, together with GHEP VII, GHEP VII-Pref, GHEP VII PV and GHEP VII-Pref PV, the “GHEP Entities”),

Great Hill Partners GP VII, L.P. (“GHP GP VII”), and

GHP VII, LLC (“GHP VII”).

GHI is organized under the laws of the Commonwealth of Massachusetts. Each of the other Reporting Persons is organized under the laws of the State of Delaware. The business address of each of the Reporting Persons is c/o Great Hill Partners, L.P., 200 Clarendon Street, 29th Floor, Boston, MA 02116. The principal business of each of GHI, and the GHEP Entities is investing in securities, including securities of the Issuer. GHP VII is the general partner of GHP GP VII, which is the general partner of each of the GHEP Entities.

Information with respect to the directors and officers of GHI and GHP VII (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                 Source and Amount of Funds or Other Consideration.

On March 5, 2020, GHI, GHEP VII, GHEP VII-Pref, GHEP VII PV and GHEP VII-Pref PV purchased an aggregate of 829,510 shares of Common Stock in open market transactions at an average price of $60.2765 per share (the “March 5 Transaction”).

CUSIP No. 94419L101	13D	Page 10 of 15 pages

Each of GHI, GHEP VII, GHEP VII-Pref, GHEP VII PV and GHEP VII-Pref PV obtained the funds for the acquisition of securities in the March 5 Transaction through capital contributions from their respective members and partners.

On April 8, 2020 (the “Closing Date”), in connection with the closing of the transactions contemplated by the purchase agreement dated as of April 6, 2020 (which was subsequently amended and restated on April 7, 2020, such amended and restated version, the “Purchase Agreement”), by and among Issuer, Wayfair LLC, GHEP VII Aggregator, CBEP Investments, LLC (“Charlesbank”) and The Spruce House Partnership LLC (“Spruce House”, and collectively with GHEP VII Aggregator and Charlesbank, the “Purchasers”), GHEP VII Aggregator purchased $250,000,000 in aggregate principal amount of 2.50% Accreting Convertible Senior Notes due 2025 (the “Notes”). The Notes are currently convertible, at GHEP VII Aggregator’s election, into 3,448,276 shares of Common Stock, based upon an initial conversion rate of 13.7931 shares of Common Stock per $1,000 principal amount of Notes (equivalent to a conversion price of approximately $72.50 per share).

GHEP VII Aggregator obtained the funds for the purchase of the Notes pursuant to the Purchase Agreement through capital contributions from its partners, which in turn obtained such funds from their respective partners and the respective partners and members of such partners.

Item 4.                                 Purpose of Transaction.

Purchase Agreement

On the Closing Date, GHEP VII Aggregator purchased the Notes from the Issuer pursuant to the Purchase Agreement, as described in Item 3, above. The Notes are currently convertible at GHEP VII Aggregator’s election into 3,448,276 shares of Common Stock based upon an initial conversion rate of 13.7931 shares of Common Stock per $1,000 principal amount of Notes (equivalent to a conversion price of approximately $72.50 per share).

Pursuant to the Purchase Agreement, for so long as GHEP VII Aggregator, together with its affiliates, continues to own at least 50% of the Notes issued to GHEP VII Aggregator, (or after a conversion, the underlying Common Stock), GHEP VII Aggregator will be entitled to designate an individual to the Issuer’s Board of Directors (the “Board”). Also pursuant to the Purchase Agreement, for so long as GHEP VII Aggregator has the right to designate a director to the Board pursuant to the Purchase Agreement, the Issuer has agreed to include such person in its slate of nominees for election to the Board at each of the Issuer’s annual meeting of stockholders at which directors are to be elected. GHEP VII Aggregator has designated Michael Kumin as its initial director designee.

Registration Rights Agreement

On the Closing Date, in connection with the Purchase Agreement and concurrently with the issuance of the Notes, the Issuer entered into a Registration Rights Agreement with the Purchasers (the “RRA”). Subject to certain limitations, the RRA provides that the Issuer will, no later than five months from the closing, prepare, file and use reasonable efforts to cause to be

CUSIP No. 94419L101	13D	Page 11 of 15 pages

declared effective a shelf registration statement registering the public resale of the shares of Common Stock issuable upon conversion of the Notes.

The foregoing descriptions of the Purchase Agreement and RRA do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons and their designee to the Board may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 94419L101	13D	Page 12 of 15 pages

Item 5.                                 Interest in Securities of the Issuer.

(a) — (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 67,405,391 shares of Common Stock outstanding as of March 16, 2020:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Great Hill Investors, LLC	2,008	*	2,008	0	2,008	0
Great Hill Equity Partners VII, L.P.	483,833	0.7%	0	483,833	0	483,833
Great Hill Equity Partners VII-Pref, L.P.	154,122	0.2%	0	154,122	0	154,122
Great Hill Equity Partners VII PV, L.P.	65,191	0.1%	0	65,191	0	65,191
Great Hill Equity Partners VII-Pref PV, L.P.	124,356	0.2%	0	124,356	0	124,356
GHEP VII Aggregator, L.P.	3,448,276	4.9%	0	3,448,276	0	3,448,276
Great Hill Partners GP VII, L.P.	4,275,778	6.0%	0	4,275,778	0	4,275,778
GHP VII, LLC	4,275,778	6.0%	0	4,275,778	0	4,275,778

* Less than 0.1%

GHI is the record holder of 2,008 shares of Common Stock. GHEP VII is the record holder of 483,833 shares of Common Stock. GHEP VII-Pref is the record holder of 154,122 shares of Common Stock. GHEP VII PV is the record holder of 65,191 shares of Common Stock. GHEP VII-Pref PV is the record holder of 124,356 shares of Common Stock. GHEP VII Aggregator, as the record holder of the Notes, may be deemed to be the beneficial owner of 3,448,276 shares of Common Stock issuable upon conversion of the Notes.

GHP VII is the general partner of GHP GP VII, which is the general partner of each of the GHEP Entities. Christopher S. Gaffney, Michael A. Kumin, Mark D. Taber, and Matthew T. Vettel (together, the “GHP VII Managing Members”), are the managers of GHP VII. The GHP VII Managing Members and John G. Hayes (together, the “GHI Managing Members”), are the managers of GHI. As such, each of the GHP VII Managing Members, GHP VII and GHP GP VII may be deemed to share beneficial ownership of the securities held of record by each of the GHEP Entities, and the GHI Managing Members may be deemed to beneficially own the securities held of record by GHI. Each of these individuals, GHP VII and GHP GP VII disclaims beneficial ownership of any such securities, and the filing of this Schedule 13D shall not be

CUSIP No. 94419L101	13D	Page 13 of 15 pages

construed as an admission that any such person is the beneficial owner of such securities for purposes of Section 13(d) or Section 13(g) of the Act or for any other purposes.

(c)                                  Except as set forth in Items 3 and 4 with respect to the March 5 Transaction and the Purchase Agreement, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d)                                 None.

(e)                                  Not applicable.

Item 6.                            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Items 3 and 4 above summarize certain provisions of the Purchase Agreement and the RRA and are incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.                              Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.
2

Amended and Restated Purchase Agreement, dated as of April 7, 2020, by and among Wayfair Inc., Wayfair LLC, GHEP VII Aggregator, L.P., CBEP Investments, LLC and The Spruce House Partnership LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Wayfair Inc. with the Securities and Exchange Commission on April 8, 2020).

3

Form of Registration Rights Agreement by and between Wayfair Inc. and GHEP VII Aggregator, L.P., CBEP Investments, LLC and The Spruce House Partnership LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Wayfair Inc. with the Securities and Exchange Commission on April 8, 2020).

CUSIP No. 94419L101	13D	Page 14 of 15 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      April 17, 2020

GREAT HILL INVESTORS, LLC

By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title:Authorized Signatory

GREAT HILL EQUITY PARTNERS VII, L.P.

By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title:Authorized Signatory

GREAT HILL EQUITY PARTNERS VII-PREF, L.P.

By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title:Authorized Signatory

GREAT HILL EQUITY PARTNERS VII PV, L.P.

By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title:Authorized Signatory

GREAT HILL EQUITY PARTNERS VII-PREF PV, L.P.

By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title:Authorized Signatory

CUSIP No. 94419L101	13D	Page 15 of 15 pages

GHEP VII AGGREGATOR, L.P.

By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title:Authorized Signatory

GREAT HILL PARTNERS GP VII, L.P.

By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title:Authorized Signatory

GHP VII, LLC

By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title:Authorized Signatory

SCHEDULE A

The name, present principal occupation or employment and citizenship of each of the managers of GHI and GHP VII are set forth below. Unless otherwise noted, the business address of each individual is 200 Clarendon Street, 29th Floor, Boston, MA 02116.

Managers of Great Hill Investors, LLC

Name	Present Principal Occupation	Citizenship
Christopher S. Gaffney	Managing Partner of Great Hill Partners, L.P.	United States
Michael A. Kumin	Managing Partner of Great Hill Partners, L.P.	United States
Mark D. Taber	Managing Partner of Great Hill Partners, L.P.	United States
Matthew T. Vettel	Managing Partner of Great Hill Partners, L.P.	United States
John G. Hayes	Senior Advisor of Great Hill Partners, L.P.	United States

Managers of GHP VII, LLC

Name	Present Principal Occupation	Citizenship
Christopher S. Gaffney	Managing Partner of Great Hill Partners, L.P.	United States
Michael A. Kumin	Managing Partner of Great Hill Partners, L.P.	United States
Mark D. Taber	Managing Partner of Great Hill Partners, L.P.	United States
Matthew T. Vettel	Managing Partner of Great Hill Partners, L.P.	United States